--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     Solicitation/Recommendation Statement
                         Under Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                   KRUPP INSURED PLUS II LIMITED PARTNERSHIP
                           (Name of Subject Company)

                   KRUPP INSURED PLUS II LIMITED PARTNERSHIP
                       (Name of Person Filing Statement)

                              DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

                            SCOTT D. SPELFOGEL, ESQ.
                                GENERAL COUNSEL
                         KRUPP INSURED PLUS CORPORATION
                         ONE BEACON STREET, SUITE 1500
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 523-7722
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                              JAMES M. DUBIN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

/ / Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SUBJECT COMPANY INFORMATION.

    The name of the subject company is Krupp Insured Plus II Limited Partnership, a Massachusetts limited partnership (the "PARTNERSHIP"), and the address and telephone number of its principal executive offices are One Beacon Street, Suite 1500, Boston, Massachusetts 02108, (617) 523-7722.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "STATEMENT") relates is Depositary Receipts ("DEPOSITARY RECEIPTS") representing the Partnership's Units of Limited Partner Interests ("UNITS"). The number of Depositary Receipts outstanding as of December 31, 2002 was 14,655,512.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    The name, business address and business telephone number of the Partnership, which is the person filing this Statement as well as the subject company, are set forth in Item 1 above. The general partners responsible for management of the Partnership's business are Krupp Plus Corporation, a Massachusetts corporation, and Mortgage Services Partners Limited Partnership, a Massachusetts limited partnership (together, the "GENERAL PARTNERS").

    This Statement relates to an offer by Berkshire Income Realty, Inc., a Maryland corporation (the "OFFEROR"), to purchase, among other things, up to 4,396,654 of the issued and outstanding Depositary Receipts representing Units in exchange for the Offeror's 9% Series A Cumulative Redeemable Preferred Stock (the "OFFEROR PREFERRED STOCK"), upon the terms and subject to the conditions set forth in the Prospectus, dated January 9, 2003, relating to the Offeror Preferred Stock (as the same may be amended or supplemented, the "PROSPECTUS") and the related Letter of Transmittal (which collectively with the Prospectus constitute the "OFFER"). The Offer is described in a Tender Offer Statement on Schedule TO, dated January 10, 2003 (the "SCHEDULE TO"), which was filed with the Securities and Exchange Commission on January 10, 2003.

    The address of the Offeror is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to in this Item 3, there exist on the date hereof no material agreements, arrangements or understandings or any material actual or potential conflicts of interest between the General Partners or their affiliates and either (1) the Partnership, its executive officers, directors or affiliates or (2) the Offeror, its executive officers, directors or affiliates.

    The information under "Certain Relationships and Related Transactions," "Compensation Payable to Our Affiliates" and "Conflicts of Interest--Conflicts Relating to the Offers," and the information relating to the Partnership under "Compensation and Distributions by Mortgage Funds," in each case, contained in the Prospectus (a copy of which is filed as Exhibit (e)(3) hereto), is incorporated herein by reference in partial response to the information required under this Item 3.

    Pursuant to the Amended and Restated Agreement of Limited Partnership, dated as of May 29, 1987 (the "PARTNERSHIP AGREEMENT"), a copy of which is filed as Exhibit (e)(1) hereto, as amended by the Second Amendment to Agreement of Limited Partnership, dated as of June 17, 1987, a copy of which is filed as Exhibit (e)(2) hereto, each of which is incorporated herein by reference, the General Partners and Krupp Depositary Corporation (the "CORPORATE LIMITED PARTNER"), each of which entities is an affiliate of the Offeror and certain of the Offeror's executive officers and directors, are entitled to receive certain cash distributions in respect of their interests in the Partnership. Under the Partnership Agreement, the General Partners also are entitled to receive annual fees for managing the affairs of the Partnership equal to 0.75% of the value of the Partnership's Total Invested Assets (as defined in the Partnership Agreement). The General Partners and their affiliates also are entitled to be reimbursed for certain expenses incurred by them in connection with the operation of the Partnership.

    Aggregate distributions and compensation paid to the General Partners, the Corporate Limited Partner and their respective affiliates under the Partnership Agreement during each of the three years ended December 31, 2002 is described in the Prospectus (a copy of which is filed as Exhibit (e)(3) hereto) under "Compensation and Distributions by Mortgage Funds," and is incorporated herein by reference.

    Under the Partnership Agreement, the General Partners also are entitled to receive an annual incentive fee for managing the affairs of the Partnership in an amount equal to 0.3% of the Partnership's Total Invested Assets, however, payment of such fee is subordinated to the extent necessary for the limited partners to receive an amount for such year equal to a 10% non-cumulative annual return on their Invested Capital. No such incentive management fees were paid to the General Partners or their affiliates with respect to the three-year period ended December 31, 2002.

    The General Partners are affiliates of the Offeror. As such, the General Partners are subject to conflicts of interest in connection with their response to the Offer contained in Item 4 of this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The persons that beneficially own and control the ownership interests in the General Partners also beneficially own and control the ownership interests in the Offeror. As a result of this affiliation, the General Partners are subject to conflicts of interest in connection with the Offer. Accordingly, the General Partners are expressing no opinion and are remaining neutral with respect to the Offer.

    Although the General Partners are not expressing an opinion with respect to the Offer, the General Partners believe that holders of Units should be aware of the following in making their own decision as to whether to accept or reject the Offer.

    As described in the Prospectus, the Offeror Preferred Stock has an annual distribution rate of 9%, and is expected to be listed on the AMEX. However, as described in the Prospectus under the "Risk Factors" section beginning on page 18, there are different and potentially greater risks associated with the Offeror Preferred Stock than those associated with the Units. Certain Unit holders may find that such risks are acceptable when weighed against their desire to own a security that entitles them to receive quarterly cash distributions at an annual rate of 9%. Other Unit holders may desire to exchange their Units, which are relatively illiquid, for a security that is expected to be listed on the AMEX. Still other Unit holders who may prefer not to exchange their investment for one with potentially greater risks (including those highlighted in the Prospectus), or who do not seek the opportunity to have greater liquidity, may prefer to continue to retain their investment in the Partnership. Each holder should consider his or her own motivation in determining whether to accept or reject the Offer.

    (b) To the knowledge of the General Partners, other than the Corporate Limited Partner, which owns 100 Units, no executive officer, director, affiliate or subsidiary of the Partnership owns any Units. To the knowledge of the General Partners, the Corporate Limited Partner does not intend to tender its Units into the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Neither the Partnership nor the General Partners have effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    No negotiation is being undertaken or is underway by the Partnership in response to the Offer that relates to or would result in, and no transaction, board resolution, agreement in principle or signed contract has been entered into in response to the Offer that relates to: (1) a tender offer or other acquisition of securities by or of the Partnership or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) a purchase, sale or transfer of a material amount of assets of the Partnership; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8. ADDITIONAL INFORMATION.

    The information contained in the Prospectus filed as Exhibit (e)(3) hereto is incorporated herein by reference in response to the information required under this Item 8.

ITEM 9. EXHIBITS.

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
       (e)(1)           Amended and Restated Agreement of Limited Partnership, dated as of May 29, 1987 (the "PARTNERSHIP AGREEMENT"), by and
                        among Krupp Plus Corporation (formerly known as Krupp
                        Insured Plus Corp.) and Mortgage Services Partners Limited
                        Partnership, as general partners, Krupp Depositary
                        Corporation, as the Corporate Limited Partner, and those
                        persons who have been admitted to the Partnership as
                        Investor Limited Partners pursuant to the terms of the
                        Partnership Agreement.

       (e)(2)           Second Amendment to Agreement of Limited Partnership, dated as of June 17, 1987.

       (e)(3)           Prospectus, dated January 9, 2003, relating to the 9%
                        Series A Cumulative Redeemable Preferred Stock of Berkshire
                        Income Realty, Inc. (the "OFFEROR"), which is incorporated by reference to the Schedule TO filed by the Offeror on
                        January 10, 2003.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2003

                                                  KRUPP INSURED PLUS II LIMITED PARTNERSHIP

                                                  By:  Krupp Plus Corporation, a general partner

                                                  By:  /s/ ROBERT A. BARROWS
                                                       ---------------------------------------------
                                                       Name:  Robert A. Barrows
                                                       Title: SENIOR VICE PRESIDENT AND TREASURER

                                 EXHIBIT INDEX

       EXHIBIT                                  DESCRIPTION
---------------------   ------------------------------------------------------------
       (e)(1)           Amended and Restated Agreement of Limited Partnership, dated as of May 29, 1987 (the "PARTNERSHIP AGREEMENT"), by and
                        among Krupp Plus Corporation (formerly known as Krupp
                        Insured Plus Corp.) and Mortgage Services Partners Limited
                        Partnership, as general partners, Krupp Depositary
                        Corporation, as the Corporate Limited Partner, and those
                        persons who have been admitted to the Partnership as
                        Investor Limited Partners pursuant to the terms of the
                        Partnership Agreement.

       (e)(2)           Second Amendment to Agreement of Limited Partnership, dated as of June 17, 1987.

       (e)(3)           Prospectus, dated January 9, 2003, relating to the 9%
                        Series A Cumulative Redeemable Preferred Stock of Berkshire
                        Income Realty, Inc. (the "OFFEROR"), which is incorporated by reference to the Schedule TO filed by the Offeror on
                        January 10, 2003.